Filed by GeoEye, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by GeoEye, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

GeoEye/DigitalGlobe Merger

GeoEye Team Member Q&As

Updated: Friday, September 21, 2012

CONTENT LINKS:

• General Questions Re Announcement	• Sales

• Our Customers	• Facilities <updated>

• Media/External Questions	• Employee Stock Awards <new>

• Operations/Initiatives/GeoEye-2

GENERAL QUESTIONS Re Announcement

What was announced recently?

We recently announced that GeoEye and DigitalGlobe agreed to combine our companies under the name DigitalGlobe.

•	This will create a global leader in earth imagery and geospatial analysis with a more diversified revenue base, superior financial strength and significant growth potential.

•	Together, we will create a stronger, more efficient, more diversified and more capable company better positioned to thrive in a time of unprecedented pressure on our nation’s defense budget.

•	The combined company will emerge as an industry-leading geospatial information business that is better suited to meet the needs of our customers and enable them to save time, money and lives.

What happened since DigitalGlobe’s rejection of GeoEye’s proposal in May?

We always believed there were merits to this deal. After we gained clarity with respect to the government’s budget, we saw a significant reduction in our equity value. Having DigitalGlobe’s CEO run the combined company acknowledges its larger market value.

What are the terms of the agreement?

The structure of the agreement will allow both DigitalGlobe and GeoEye shareholders to participate in the substantial value creation opportunity created by this combination. The complete merger agreement is available on the Company’s Web site under SEC Filings. The Legal Department can also give you more information if you have questions.

What will the combined company be called, where will it be headquartered and who will lead it?

The combined company will retain the DigitalGlobe name and will continue to be headquartered in Colorado.

•	Jeff Tarr will serve as President and Chief Executive Officer of the combined company, and DigitalGlobe’s Chairman General Howell Estes III will serve as Chairman.

•	The combined company will also retain a large and important presence in Missouri and Virginia and maintain offices in other locations around the globe.

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Matt O’Connell, Chief Executive Officer and President of GeoEye, will assist the management of the combined company in an advisory capacity to help establish the foundation for what will be a strong and enduring company.

Why is GeoEye combining with DigitalGlobe?

We decided that, because of DigitalGlobe’s larger market capitalization and more favorable NGA contract, DigitalGlobe is in a better position to lead the company. The combination is in the best interest of our employees, shareholders and customers.

•	A combined company vastly accelerates our growth potential, diversifies our revenue base and provides us with superior financial strength.

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Given the continued uncertainty around federal funding for EnhancedView and ongoing customer and public marketplace concerns, the transaction presented a compelling, strategic opportunity to diversify our customer base beyond the U.S. government’s EnhancedView program and create a combined company—a global leader in earth imagery and geospatial analysis—that would be able to drive greater innovation and achieve our mutual vision of being the indispensable source of information about our changing world.

What happens next? How long will it take before the merger is completed?

The transaction is expected to be completed within three to nine months. Once the merger is approved, initial efforts will commence immediately to begin the process of integrating the two companies.

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Closing is subject to the satisfaction of customary closing conditions, including the receipt of requisite government regulatory approvals and other third-party consents and approval from DigitalGlobe and GeoEye shareholders.

•	Until the transaction closes, we will continue to operate as two independent companies and proceed with business as usual. However, indicators suggest that approval of the merger is likely.

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Once we receive government approval and move closer to the integration phase, our “combination teams,” which will include one business leader from each division from both GeoEye and DigitalGlobe, will help facilitate the transition.

What are the benefits of this deal?

The combination of DigitalGlobe and GeoEye will create a global leader in earth imagery and geospatial analysis with a more diversified revenue base, superior financial strength and significant growth potential that is better suited to meet the needs of our customers and enable them to save time, money and lives.

By creating a combined company, we will:

•	Create a diversified customer base and scale that position the combined company for future growth

•	Deliver more than $1.5 billion in efficiencies

•	Provide the U.S. government with a compelling solution in a budget-constrained environment

•	Offer complementary capabilities that will deliver increased value to all customers

•	Realize enhanced financial strength, delivering benefits to all stakeholders

The combined company will oversee the world’s largest fleet of high-resolution commercial imagery satellites with five fully-operational, high-resolution satellites on orbit, yielding:

•	Expanded capabilities that assure long-term access to world-class imagery for a broader range of commercial and international customers;

•	More investment for research and development to provide cost-effective imagery services and solutions that meet the U.S. government’s and global customer base’s growing geospatial intelligence needs;

•	Cost synergies in the timing of the construction and launch cycle for future satellites.

GeoEye’s unique market-leading geospatial analytics capability and in-house expertise will expand DigitalGlobe’s solution capabilities and help further position DigitalGlobe as a global leader in earth imagery and analysis. The combined company will also bring together the unrivaled talent and experience of team members from both companies who will inspire a new wave of innovation and help bring to life our vision of being the indispensable source of information about our changing planet.

What if the government rejects the offer? What is GeoEye’s plan then?

There is the chance that the government will not approve the agreement, although current indications from government sources point to support for the merger. In any event, it is important that we continue to operate as business as usual, which includes continuing to meet our customer commitments and keeping GeoEye-2 on track for launch in the spring of 2013.

•	There are also commercial and international customers interested in GeoEye-2, and we will continue to work toward closing those deals.

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As mentioned on our most recent investor call, independent of what happens with our NGA contract, we should have enough cash to launch the GeoEye-2 satellite and begin operations, which in turn will drive more revenue into the company.

Why do DigitalGlobe and GeoEye want this to happen?

Budget uncertainties are hurting both companies. This combination makes sense, and it’s the right time for it.

•	Both DigitalGlobe and GeoEye believe a combined company will be in the strongest position to realize future growth and is in the best interest of employees, shareholders and customers alike.

•	DigitalGlobe and GeoEye will be discussing the merits of the combined companies with government regulators and other stakeholders over the next few months.

Is there a ‘breakup’ fee associated with this deal in the event of failure to obtain regulatory approval?

There is a breakup fee of $20 million in the event regulatory approval does not happen. The Merger Agreement is available for viewing on the Company’s Web site under SEC Filings.

Will a non-disclosure agreement (NDA) be put into place between GeoEye and DigitalGlobe before the merger?

There already is an NDA in place between the two companies.

What if NGA receives the original full funding for the EnhancedView program? Will this affect the decision to merge GeoEye and DigitalGlobe?

We have signed an agreement with DigitalGlobe to merge. If funding is added to the EnhancedView program, it will not affect the decision to merge.

What dictates the 3 to 9 month process to get this deal approved? What is the risk the merger will not be approved by the SEC or other agencies?

It’s really just the time it takes to coordinate across the various federal departments and entities and congress. The variance in the timeline is dependent on how smoothly the coordination process goes.

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If there are no issues, it may only take three months, or if there are more concerns expressed or debate, the timeline may extend out toward nine months. While no one knows for sure until the process runs its course, there is strong belief that our merger will be approved.

OUR CUSTOMERS

How will this combination affect our relationship with customers?

In the interim, this announcement will have no impact on our customers or how we conduct business with them. We should remain as focused as ever on their needs and continue to provide the same high level of service they expect from us.

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After the transaction closes, combining our businesses will create a strong, transformative company that marries the best imagery collection, processing and analytic capabilities to build an industry-leading geospatial information business better suited to meet the needs of our customers.

•

The combination will deliver extraordinary value to customers around the globe, and we will be able to provide a wider array of information and imagery products to help solve our customers’ most complex problems, enabling them to save time, money and lives.

•	For example, the combined company would have an immediately enhanced satellite constellation and a complementary set of production and analytics services.

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Company leaders are reaching out to our customers to notify them of the agreement and expected timeline for approval. The initial feedback from customers has been positive. They see the clear benefits of a combined company.

Can we talk about this with our customers/families/friends?

Anything that has been announced publicly including our press release can be shared with people outside the company, but all other information is considered confidential.

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To keep it simple, you may share with friends, families and others that GeoEye and DigitalGlobe have agreed to combine companies to create a new global leader in high-resolution earth imagery and geospatial analysis.

I know it’s been mentioned that the merging of both companies would benefit the NGA in terms of cost, but are there other ways this merger makes sense for the government?

Yes, we believe that the expertise and strengths that both companies bring into this will lead to improved operational support. For example, we should be able to integrate our tasking and collection management, which would better utilize our collective constellation and better support not only our national security customers, but our commercial and international customers, as well.

Has there been any feedback from our government customer about whether or not they think that merging is a good idea?

To my knowledge, they have not officially stated a position. They typically want industry to work these kinds of things out ourselves. For example, when we made our offer to buy DigitalGlobe, the NGA leadership and workforce said, “We (NGA) don’t have a position on this; we are interested observers.”

MEDIA/EXTERNAL QUESTIONS

What should we say if we are contacted by media, financial community, or other third parties about the proposal?

It is important for us to speak with one voice, so if you receive any inquiries from the media or other questions from outside DigitalGlobe or GeoEye, please forward them to Caitlin Carroll at ccarroll@Gibraltar-LLC.com, (202) 258-9118.

OPERATIONS/INITIATIVES/GEOEYE-2

What will be the impact to any strategic initiatives/investments that might be underway? Is everything on hold? Should we continue to hire against open reqs?

Our focus going forward is to conduct business as usual. If you have questions regarding initiatives, investments or hiring and/or have specific recommendations please work with your manager to determine the path forward.

Will we continue down the road of building the GeoEye EnhancedView ground segment, go with the DigitalGlobe ground segment, or a combination of the two?

As Matt noted in his recent all hands remarks, it is business as usual. We will continue to build the GeoEye-2 satellite and revisit our launch date if we need to.

What level of operations and systems consolidation might we expect?

We are in the very early stages of this process to merge. It’s too early to provide any specific information on operations and systems consolidation.

Will we separate the commercial, RA and defense businesses, or run all missions using the same staff and systems?

As Matt said in his all hands meeting, it is business as usual until the transaction is closed. We are in the very early stages of this process to merge. It’s too early to provide any specific information on our businesses.

How will this impact the team’s current work load?

Until the agreement is signed, which will take 3-9 months, it is business as usual. However, certain individual in departments directly involved in the merger (Legal, Human Resources, Benefits, etc.) may have already noticed changes to their daily routine.

SALES

How do we ensure best practices for the efficient running of the business for maximum revenue generation?

Sales is continually sharing best sales practices across the sales organization, and is in constant touch with operations and customer service in an effort to continuously perfect the level of service we provide our customers. We all know that our success as an organization depends cross-functional effectiveness, and delighted customers.

FACILITIES <updated answer as of 9/21/12>

Has there been discussion surrounding real estate? For instance, will DigitalGlobe maintain both its current Arlington offices and the Herndon GeoEye office? Also, will they maintain our remote/international offices?

DigitalGlobe recognizes the benefit of maintaining remote and international offices. The combined company will retain the DigitalGlobe name and will continue to be headquartered in Colorado. We will also retain a large and important presence in Missouri and Virginia and maintain offices in other locations around the globe.

Over the coming months, we’ll be working out a detailed integration plan and expect to be in a better position to share plans by closing.

EMPLOYEE STOCK AWARDS <new section as of 9/21/12>

What happens to my unvested restricted stock awards?

When the transaction closes, your unvested GeoEye restricted stock will convert into a DigitalGlobe restricted stock award. You will have the opportunity to make an election to receive a mix of DigitalGlobe common stock and cash, or all stock or all cash, subject to proration, in the same manner as shareholders of GeoEye common stock. If your restricted stock award does not become immediately vested upon the closing of the transaction, then it will continue to vest and be subject to the same terms and conditions that applied to your GeoEye restricted stock award prior to the merger.

What happens to my GeoEye stock options?

When the transaction closes, all outstanding GeoEye stock options will convert into DigitalGlobe stock options based on an exchange ratio of 1.425 DigitalGlobe stock options for each GeoEye stock option converted. Your option exercise price will also be adjusted based on the exchange ratio. The new DigitalGlobe stock options will be subject to the same terms and conditions that applied to your GeoEye stock options prior to the merger.

What about my unvested restricted stock units or performance share units?

When the transaction closes, all outstanding GeoEye restricted stock units or performance share units will convert into DigitalGlobe performance units based on the mix of stock and cash exchange ratio. The new DigitalGlobe performance units will continue to be subject to the same terms and conditions that applied to your GeoEye restricted stock units and performance share units prior to the merger. However, following the closing of the transaction, the DigitalGlobe board of directors may adjust, as it determines appropriate, the performance metrics for these awards, in accordance with and subject to the terms of the applicable equity plan and your award agreement.

What about the current ESPP offering?

The current ESPP offering will continue as planned, with the purchase date being December 31, 2012; provided, however, that if the transaction closes prior to the purchase date the plan will terminate. After this current offering period ends, the ESPP program will be suspended. If the ESPP is terminated or suspended during this purchase period, all outstanding contributions will be returned to the participants.

What if I have additional questions?

Additional questions should be addressed to Kathleen Guerere at guerere.kathleen@geoeye.com or Patty Lamm at lamm.patricia@geoeye.com in the GeoEye Legal Department.

Don’t see your question answered here?

If you have questions, please do not hesitate to reach out to your manager, Human Resources representative or email the Townhall mailbox at townhall@geoeye.com.

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Again, it is early in the process and there are still many details to be worked out, but the management of both companies is committed to sharing any information and updates they receive when they are able and will be providing monthly updates on the process via e-mail.

•	Additionally, we will be updating this FAQ on the home page of the SharePoint site as we receive new information.

•	If you have a question but prefer to remain anonymous, please write to townhall@geoeye.com, and we will add your question and answer to the FAQ.

Thank you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

GeoEye Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of GeoEye and DigitalGlobe pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.

The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by GeoEye and DigitalGlobe stockholders may not be obtained; (2) there may be a material adverse change of DigitalGlobe or the business of DigitalGlobe may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of GeoEye and DigitalGlobe operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in GeoEye’s and DigitalGlobe’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, which are available on the SEC’s Web site (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither GeoEye nor DigitalGlobe undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, GeoEye plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of GeoEye and DigitalGlobe that also constitutes a prospectus of each of GeoEye and DigitalGlobe. GeoEye and DigitalGlobe will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about GeoEye and DigitalGlobe, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to GeoEye, 2325 Dulles Corner Blvd., Herndon, VA 20171, Attention: Corporate Secretary. Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www. digitalglobe.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.

The respective directors, executive officers and employees of GeoEye and DigitalGlobe and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012, and information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and these documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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